news release

ArcelorMittal reports second quarter 2009 results

Luxembourg, July 29, 2009 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Brussels, Luxembourg, Paris) MTS (Madrid)), the world’s leading steel company, today announced results for the three and six month periods ended June 30, 2009.

Highlights for the three months ended June 30, 2009:

•	Shipments of 17.0 million tonnes, up 6% as compared to Q1 2009
•	EBITDA[1] of $1.2 billion, up 38% as compared to Q1 2009
•	Net loss of $0.8 billion due in part to $1.2 billion exceptional charges[2] pre-tax

Reinforced financial structure and debt maturity profile extended

•	Net debt reduced by $3.8 billion to $22.9 billion and gearing reduced from 48% to 37% during Q2 2009
•	Successful equity, convertible and bond financing transactions raising approximately $11.4 billion during Q2 2009
•

Pro forma liquidity of $16.1 billion (after cancellation of $3.2 billion of credit facilities and prepayment of $3.4 billion of bank debt), resulting in no significant term loan debt repayments due until end of 2010

•	Financial covenant (net debt/EBITDA) in principal credit facilities will be amended to 4.5x in December 2009 and 4.0x in June 2010, reverting to 3.5x in December 2010

Progress of industrial and financial plan:

•	Gradual production increase in line with demand improvement
•

More than $10 billion of total annualized fixed cost reduction, including $8.4 billion ($6.6 billion at constant dollar3) of annualized temporary fixed cost reduction and $1.7 billion of sustainable management gains rate achieved as of Q2 2009

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  1 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

  2 During the second quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory ($0.9 billion) and provisions for workforce reduction ($0.3 billion).

  3 At average 2008 exchange rate

•	Working capital rotation days[4] reduced to 98 days from 115 days; progressing towards target of 75-85 days by end of 2009

Guidance for third quarter 2009:

•	EBITDA expected to be between $1.4-$1.8 billion.

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

“The first six months of the year have been some of the most challenging the steel industry has ever experienced.  Operating in such a difficult environment, I am pleased with the way in which ArcelorMittal has responded to adapt production, cut costs and strengthen our balance sheet.

In recent weeks we have started to see some initial signs of recovery, as a result of which we are now planning to re-start production at some facilities.  Provided there are no further unexpected economic deteriorations, we should see continued gradual improvement throughout the second half of the year, with full recovery remaining slow and progressive.”

Financial highlights (on the basis of IFRS5, amounts in US$ and Euros6):

(In millions of US dollars except earnings per share and shipments data)

Results	US Dollars
	Q2 2009	Q1 2009	Q2 2008	H1 2009	H1 2008
Shipments (Million MT)[7]	17.0	16.0	29.8	32.9	59.0
Sales	15,176	15,122	37,840	30,298	67,649
EBITDA[8]	1,221	883	8,046	2,104	13,090
Operating (loss) income[9]	(1,184)	(1,483)	6,621	(2,667)	10,235
Net (loss) income	(792)	(1,063)	5,839	(1,855)	8,210
Basic (loss) earnings per share	$(0.57)	$(0.78)	$4.20	$(1.34)	$5.87

(In millions of Euros except earnings per share and shipments data)

Results	Euros
	Q2 2009	Q1 2009	Q2 2008	H1 2009	H1 2008
Shipments (Million MT)	17.0	16.0	29.8	32.9	59.0
Sales	11,142	11,606	24,222	22,734	44,201

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 4 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.

 5 The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited.

 6 US dollars have been translated into Euros using an average exchange rate (US$/Euro) of 1.3621, 1.3029, 1.5622, 1.3327 and 1.5305 for Q2 2009, Q1 2009, Q2 2008, H1 2009 and H1 2008, respectively.

 7 Shipments defined as the sum of segment shipments excluding Steel Solutions and Services. Some intercompany shipments included.

 8 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

 9 During the second quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory ($0.9 billion) and provisions for workforce reduction ($0.3 billion). During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory.

EBITDA	896	678	5,150	1,579	8,553
Operating (loss) income	(869)	(1,138)	4,238	(2,001)	6,687
Net (loss) income	(581)	(816)	3,738	(1,392)	5,364
Basic (loss) earnings per share	€(0.42)	€(0.60)	€2.69	€(1.01)	€3.84

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL SECOND QUARTER 2009 AND FIRST HALF 2009 RESULTS

ArcelorMittal, the world’s largest and most global steel company, today announced results for the three and six month periods ended June 30, 2009.

Analysis of results for three months ended June 30, 2009 versus three months ended March 31, 2009 and three months ended June 30, 2008

ArcelorMittal recorded a net loss for the three months ended June 30, 2009 of $0.8 billion, or $(0.57) per share, as compared with a net loss of $1.1 billion, or $(0.78) per share, for the three months ended March 31, 2009, and net income of $5.8 billion or $4.20 per share, for the three months ended June 30, 2008.

Sales for the three months ended June 30, 2009 were $15.2 billion mostly unchanged from $15.1 billion for the three months ended March 31, 2009 and down sharply from $37.8 billion for the three months ended June 30, 2008. The main reason for the decline continues to be the extreme weakness in demand for steel products in 2009 as a result of the global economic crisis, along with a steep fall in prices.

ArcelorMittal recorded an operating loss for the three months ended June 30, 2009 of $1.2 billion, as compared with operating loss of $1.5 billion for the three months ended March 31, 2009 and operating income of $6.6 billion for the three months ended June 30, 2008. The loss in the second quarter of 2009 resulted from exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory ($0.9 billion) and provisions for workforce reductions ($0.3 billion). During the first quarter of 2009, the Company had recorded exceptional charges amounting to $1.2 billion related primarily to write-downs of inventory.

Total steel shipments for the three months ended June 30, 2009 were 17.0 million metric tonnes as compared with steel shipments of 16.0 million metric tonnes for the three months ended March 31, 2009 and 29.8 million metric tonnes for the three months ended June 30, 2008. As noted above, the sharp decrease year-on-year resulted from reduced steel production in response to falling demand amid the global economic crisis.

Depreciation expenses for the three months ended June 30, 2009 were $1.2 billion as compared with $1.1 billion for the three months ended March 31, 2009. The expense for the second quarter of 2009 was higher primarily on account of the weaker US dollar. Depreciation expenses for the three months ended June 30, 2008 were $1.3 billion.

Income from equity method investments and other income for the three months ended June 30, 2009 resulted in a gain of $11 million, as compared to a loss of $153 million and a gain of $552 million for the three months ended March 31, 2009 and June 30, 2008, respectively.

Net interest expense (including interest expense and interest income), increased to $401 million for the three months ended June 30, 2009 as compared to $304 million for the three months ended March 31, 2009, primarily due to a higher effective interest rate following several bond issuances. (See “Liquidity and Capital Resources” below). Net interest expense for the three months ended June 30, 2008 amounted to $340 million. Foreign exchange and other net financing costs10 for the three months ended June 30, 2009 amounted to $142 million, as compared to $265 million and $121 million for the three months ended March 31, 2009 and June 30, 2008, respectively. Losses related to the fair value of derivative instruments for the three months ended June 30, 2009 amounted to $20 million, as compared with losses of $16 million and a gain of $412 million for the three months ended March 31, 2009 and June 30, 2008, respectively. During the three months ended June 30, 2009, the Company also recorded a loss of $357 million as a result of mark-to-market adjustments on the conversion options embedded in its recently issued convertible bonds.11

As a result of the operating losses, ArcelorMittal recorded an income tax benefit of $1,239 million for the three months ended June 30, 2009, as compared to an income tax benefit of $1,088 million for the three months ended March 31, 2009. The effective tax rate (ETR) for the three months ended June 30, 2009 was 59.2% as compared with 49.0% for the three months ended March 31, 2009 primarily due to a favorable foreign exchange movements. The income tax expense for the three months ended June 30, 2008 was $933 million, with an ETR of 13.1%.

Losses attributable to non-controlling interest for the three months ended June 30, 2009 were $62 million as compared with losses of $70 million and profits attributable to non-controlling interest of $352 million for the three months ended March 31, 2009 and June 30, 2008, respectively. The change from a year ago is due to net losses incurred at ArcelorMittal subsidiaries with non-controlling interests.

Analysis of segment operations for the three months ended June 30, 2009 as compared to the three months ended March 31, 2009

Flat Carbon Americas

Total steel shipments in the Flat Carbon Americas segment were 3.5 million metric tonnes for the three months ended June 30, 2009, as compared with steel shipments of 3.6 million metric tonnes for the three months ended March 31, 2009.

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 10 Foreign exchange and other net financing costs include bank fees, interest on pensions and impairments of financial instruments.

 11 On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of convertible bonds which are convertible into shares at the option of the bondholders. As defined by IFRS, convertible bonds are hybrid instruments and the Company is required to separate the embedded derivatives and record them at their fair value at inception ($597 million) as liabilities (reduction of net financial debt). At each reporting period, changes in the fair value of the embedded derivatives are recorded to the statement of operations. The charge recorded at the end of the second quarter ($357 million) is due to the appreciation of the Company’s share price since the issuance of the bonds.

Sales declined to $2.8 billion for the three months ended June 30, 2009 as compared with sales of $3.2 billion for the three months ended March 31, 2009, due to both lower volumes and prices (an 11.5% decrease in average steel selling price).

The segment recorded an operating loss of $0.4 billion for the three months ended June 30, 2009 as compared with an operating loss of $0.7 billion for the three months ended March 31, 2009. The operating loss in the second quarter of 2009 included exceptional charges of $0.2 billion primarily related to write-downs of inventory (the operating loss in the first quarter of 2009 included exceptional charges of $0.5 billion related primarily to write-downs of inventory and related contracts). Excluding the impact of these exceptional charges, operating loss for the three months ended June 30, 2009 was $0.1 billion, compared to an operating loss of $0.2 billion for the three months ended March 31, 2009.

Flat Carbon Europe

Total steel shipments in the Flat Carbon Europe segment were slightly higher at 5.0 million metric tonnes for the three months ended June 30, 2009, as compared with 4.8 million metric tonnes for the three months ended March 31, 2009.

Sales were slightly lower at $4.5 billion for the three months ended June 30, 2009 as compared with sales of $4.6 billion for the three months ended March 31, 2009, primarily due to lower prices (a 4.9% decrease in average steel selling price), despite the increase in shipments.

The segment recorded an operating loss of $0.4 billion for the three months ended June 30, 2009 as compared with an operating loss of $0.2 billion for the three months ended March 31, 2009. The operating loss in the second quarter of 2009 included exceptional charges of $0.6 billion primarily related to write-downs of inventory ($0.4 billion) and provisions for workforce reduction ($0.2 billion); (the operating loss in the first quarter of 2009 had included exceptional charges of $0.3 billion primarily related to write-downs of inventory). Excluding the impact of these exceptional charges, operating income was $0.2 billion for the three months ended June 30, 2009, as compared with $0.1 billion for the three months ended March 31, 2009.

Long Carbon Americas and Europe

Total steel shipments in the Long Carbon Americas and Europe segment were higher at 5.3 million metric tonnes for the three months ended June 30, 2009 as compared with 4.4 million metric tonnes for the three months ended March 31, 2009.

Sales were higher at $4.0 billion for the three months ended June 30, 2009 as compared with $3.8 billion for the three months ended March 31, 2009, due to the increase in shipments which more than offset lower prices (a 9.9% decrease in average steel selling price).

The segment recorded an operating loss of $51 million for the three months ended June 30, 2009 as compared with an operating loss of $0.2 billion for the three months ended March 31, 2009. The operating loss in the second quarter of 2009 included exceptional charges of $0.1 billion primarily related to write-downs of inventory (the operating loss in the first quarter of 2009 had included similar exceptional charges of $0.2 billion). Excluding the impact of these exceptional charges, operating income was $55 million for the three months ended June 30, 2009, as compared to $19 million for the three months ended March 31, 2009.

Asia Africa and CIS (“AACIS”)

Total steel shipments in the AACIS segment were slightly higher at 2.9 million metric tonnes for the three months ended June 30, 2009 as compared with 2.8 million metric tonnes for the three months ended March 31, 2009.

Sales remained flat at $1.7 billion for the three months ended June 30, 2009 as compared with the three months ended March 31, 2009 due to slightly lower prices (a 1.7% decrease in average steel selling price) that offset the small increase in shipments.

The segment recorded an operating income of $20 million for the three months ended June 30, 2009 as compared with an operating loss of $18 million for the three months ended March 31, 2009. The operating income for the second quarter of 2009 included exceptional charges of $0.1 billion primarily related to write-downs of inventory (the operating loss in the first quarter of 2009 had included similar exceptional charges of $72 million). Excluding the impact of these exceptional charges, operating income was unchanged at $0.1 billion for the three months ended June 30, 2009 and March 31, 2009, respectively.

Stainless Steel

Total steel shipments in the Stainless Steel segment were higher at 363,000 metric tonnes for the three months ended June 30, 2009 as compared with steel shipments of 315,000 metric tonnes for the three months ended March 31, 2009.

Sales were higher at $1.0 billion for the three months ended June 30, 2009 as compared with $0.9 billion for the three months ended March 31, 2009, primarily as the increase in shipments more than offset lower prices (a 10.2% decrease in average steel selling price).

The segment recorded an operating loss of $64 million for the three months ended June 30, 2009 as compared with an operating loss of $0.2 billion for the three months ended March 31, 2009. The operating loss in the first quarter of 2009 included exceptional charges of $98 million related to write-downs of inventory. Excluding the impact of these exceptional charges, operating loss was $71 million for the three months ended March 31, 2009.

Steel Solutions and Services

Total steel shipments in the Steel Solutions and Services segment12 were higher at 4.5 million metric tonnes in the three months ended June 30, 2009 as compared with steel shipments of 3.9 million metric tonnes for the three months ended March 31, 2009.

Sales in the Steel Solutions and Services segment remained flat at $3.4 billion for the three months ended June 30, 2009 as compared to the three months ended March 31, 2009, primarily due to lower prices (a 13.7% decrease in average steel selling price) that offset the increase in shipments.

The segment recorded an operating loss of $0.3 billion for the three months ended June 30, 2009 as compared with an operating loss of $0.2 billion for three months ended March 31, 2009. The operating loss in the second quarter of 2009 included exceptional charges of $0.1 billion primarily related to write-downs of inventory (the operating loss in the first quarter of 2009 also included similar exceptional charges of $0.1 billion). Excluding the impact of these exceptional charges, operating loss was $0.2 billion for the three months ended June 30, 2009, as compared with $65 million for the three months ended March 31, 2009.

Liquidity and Capital Resources

For the three months ended June 30, 2009, net cash provided by operating activities was $1.7 billion as compared with $0.3 billion for the three months ended March 31, 2009. The cash inflow from operating activities for the second quarter 2009 included $2.4 billion generated by working capital changes, primarily due to lower inventories. Other operating activities include reversal of the non-cash charge of $357 million related to the convertible bonds, and a non-cash gain of $239 million relating to hedges on raw material purchases. In addition the Company made payments under voluntary separation schemes as well other payables including under true sale of receivables (“TSR”) programs13.

Net cash used in investing activities for the three months ended June 30, 2009 was $0.5 billion as compared to $0.8 billion for the three months ended March 31, 2009, primarily due to lower capital expenditures of $0.6 billion and $0.9 billion for the three months ended June 30, 2009 and March 31, 2009, respectively.

During the second quarter of 2009, the Company distributed $234 million to the non controlling shareholders in its South Africa subsidiary by way of a share buy-back. This transaction did not change the Company’s percentage ownership of the subsidiary as it was a pro-rata return of

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 12 Steel Solutions and Services shipments are eliminated in consolidation as they represent shipments originating from other ArcelorMittal operating subsidiaries.

 13 ArcelorMittal engages in the sale of certain trade accounts receivable through programs with financial institutions. Through these programs, the Company’s subsidiaries effectively surrender control, risks and the benefits associated with the accounts receivable sold.

capital. In addition, dividends paid during the second quarter of 2009 of $352 million included $262 million paid to ArcelorMittal shareholders and $90 million to non-controlling shareholders in subsidiaries.

As of June 30, 2009, the Company’s cash and cash equivalents (including restricted cash) amounted to $7.3 billion as compared to $4.0 billion at March 31, 2009. Net debt14 at June 30, 2009, was $22.9 billion (as compared with $26.7 billion at March 31, 2009). Operating working capital (defined as inventory plus receivables less payables) at June 30, 2009 was $14.9 billion as compared to $17.9 billion at March 31, 2009, due mainly to decreases in inventory. Rotation days15 decreased from 115 to 98 days.

The Company had liquidity of $22.7 billion at June 30, 2009 (as compared with $11.6 billion at March 31, 2009) consisting of cash and cash equivalents (including restricted cash and short-term investments) of $7.3 billion16 and $15.4 billion17 available to be drawn under existing bank lines at June 30, 2009.

Since March 31, 2009, ArcelorMittal has financed approximately $11.4 billion of indebtedness through several capital markets transactions including:

•	an offering of €1.25 billion (approximately $1.6 billion) of 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares (OCEANE) due 2014 that closed on April 1, 2009;
•	an offering of 140,882,634 common shares for $3.2 billion and of 5% convertible notes due 2014 for $800 million that closed on May 6, 2009;
•	an offering of two series of U.S. dollar denominated notes (9% Notes due 2015 and 9.85% Notes due 2019) totalling $2.25 billion that closed on May 20, 2009; and
•	an offering of two series euro-denominated notes (8.25% Notes due 2013 and 9.375% Notes due 2016) totalling €2.5 billion ($ 3.5 billion) that closed on June 3, 2009.

Amendment of debt covenant

On July 17, 2009, ArcelorMittal announced a positive outcome to the covenant amendment request to existing lenders under its €17 billion Credit Facilities, $4 billion Revolving Credit Facility and $3.25 billion Forward Start Facility (together the “Facilities”). In each Facility, the maximum Leverage Ratio18 will be amended from 3.5 currently to 4.5 in December 2009 and 4.0 in June 2010, reverting to 3.5 in December 2010. There will be fees payable in connection with the amendments; however, the Company’s borrowing costs under the Facilities will not increase

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 14 Net debt includes long-term debt, net of current portion, plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments

 15 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.

 16 Of this amount, $3.4 billion will be used to prepay amounts outstanding under the Company's €17 billion Credit Facility in connection with the covenant amendment.

 17 Of this amount, a $3.2 billion credit facility will be cancelled in the third quarter in connection with the covenant amendment.

 18 Leverage Ratio is defined as net debt to EBITDA (based on last twelve months EBITDA)

unless its Leverage Ratio rises above 3.5. In such a case, the Company will also be subject to certain additional non-financial restrictive covenants relating to expansionary capital expenditures, acquisitions and increase in dividends. The amendment is subject to the execution of final documentation.

Credit ratings

On May 20, 2009, Fitch Ratings and Moody’s each lowered its rating for ArcelorMittal by one notch, from BBB+ to BBB, and Baa2 to Baa3, respectively, and assigned a stable outlook. On June 5, 2009, Standard & Poor’s lowered its rating for ArcelorMittal from BBB+ to BBB and assigned a negative outlook, subject to continuing review in light of the very difficult economic climate.

Update on management gains and fixed cost reduction program

The Company confirms its target to achieve management gains of $2 billion of sustainable SG&A and fixed cost reductions during 2009. As of the end of the second quarter of 2009, the Company is on track to meet this commitment and has achieved annualized savings of $1.7 billion. The Company has also achieved $8.4 billion ($6.6 billion at a constant dollar19) of annualized temporary fixed cost savings in Q2 2009 resulting from industrial optimization.

Recent Developments:

•

On July 21, 2009, ArcelorMittal announced the completion of the acquisition of all the issued and outstanding shares of Noble European Holdings B.V. (“Noble BV”), a Dutch private limited liability company engaged in laser welded blanks operations primarily in Europe. Noble BV is a leading European manufacturer of tailored blanks with operations in Belgium, France, Germany, Spain, the UK, Slovakia, Australia and joint ventures in Mexico, China and India.

•

On July 17, 2009, ArcelorMittal announced a positive outcome to its covenant amendment request to existing lenders under its €17 billion Credit Facilities, the $4 billion Revolving Credit Facility and the $3.25 billion Forward Start Facility (together the "Facilities"). The Company has since received consent, subject to final documentation, from 100% of the lenders in each of the three Facilities.

•

On June 17, 2009, ArcelorMittal held an extraordinary general meeting (“EGM”) of shareholders in Luxembourg to approve the sole resolution on its agenda. 746,489,458 shares, or 52.5% of the Company's share capital, were present or represented at the meeting and 726,938,172 shares, or 97.45% of the shares present and represented, voted in favor of the resolution. The purpose of the resolution was to renew and broaden the

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 19 At average 2008 exchange rate

•

authorization to the Board of Directors to increase the issued share capital of ArcelorMittal by a maximum of 168,173,653 shares during a period of five years. As a consequence of the approval of the resolution submitted to EGM, the Company issued, on June 22, 2009, 112,088,263 new shares in order to return shares borrowed from, and deliver shares purchased by, Ispat International Investments, S.L. in connection with the common stock offering that closed on May 6, 2009. Following this issuance, the total number of issued ArcelorMittal shares is 1,560,914,610.

•

On June 5, 2009, as a result of changes in the composition of its board of directors following its Annual General Meeting of Shareholders (“AGM”) (held on May 12, 2009), ArcelorMittal announced updates to the membership of its board level committees and the creation of a new Risk Management Committee, in line with recent developments in best practices for corporate governance. The Risk Management Committee is responsible for advising the Board of Directors on risk management and ensuring that ArcelorMittal maintains an effective risk management process to support daily management and decision-making.

The composition of the board committees is as follows:

•	Audit Committee: Mr. Narayanan Vaghul (Chairman), Mr. José Ramón Álvarez Rendueles, Mr. Wilbur L. Ross Jr. and Mr. Antoine Spillman.
•	Appointments, Remuneration & Corporate Governance Committee: Mr. Lewis B. Kaden (Chairman), H.R.H. Prince Guillaume de Luxembourg and Mr. Narayanan Vaghul.
•	Risk Management Committee: Mr. Antoine Spillmann (Chairman) and Mr. Georges Schmit.
•

On May 12, 2009, ArcelorMittal’s AGM held in Luxembourg approved all resolutions on the agenda. In particular, the shareholders acknowledged the expirations of the mandates of Michel Marti, Sergio Silva de Freitas, Wilbur L. Ross, Narayanan Vaghul, François Pinault and Jean-Pierre Hansen, and elected Wilbur L. Ross, Narayanan Vaghul and François Pinault as members of the Board of Directors. Ignacio Fernández Toxo stepped down from the Board of Directors effective May 12, 2009.

•

On May 7, 2009, ArcelorMittal and the Czech Government agreed to resolve all pending arbitration and litigation regarding the privatization of Nova Hut and Vitkovice Steel. ArcelorMittal will increase its stake in ArcelorMittal Ostrava to approximately 83% by acquiring a 10.9% stake held by the Czech Government for approximately $339 million at the current exchange rate. The consideration will be payable over a period of 7 years in approximately equal installments. As part of the overall settlement agreement, ArcelorMittal Ostrava also concluded a long-term supply agreement for hot metal to Evraz Vitkovice Steel.

•

On April 28, 2009, the Company formally announced the termination of the share buyback programs authorized by the shareholders on May 13, 2008 and under which shares were repurchased until September 5, 2008.

For further disclosure about each of these recent developments, please refer to our website www.arcelormittal.com

Q309 Outlook

Q309 EBITDA is expected to be approximately $1.4-$1.8 billion. Shipments are expected to be slightly higher in the third quarter of 2009 than in the second quarter of 2009. Average steel selling prices are expected to remain stable or slightly lower. In addition, the Company expects additional cost benefits from raw material cost reductions in the third quarter.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,	June 30,
	2009	2008[20]	2008
In millions of US dollars
ASSETS
Current Assets
Cash and cash equivalents and restricted cash	$7,263	$7,587	$7,531
Trade accounts receivable and other	6,228	6,737	14,795
Inventories	16,796	24,741	27,591
Prepaid expenses and other current assets	4,623	5,349	6,762
Total Current Assets	34,910	44,414	56,679

Goodwill and intangible assets	16,397	16,119	17,854
Property, plant and equipment	60,715	60,755	66,350
Investments in affiliates and joint ventures and other assets	15,096	11,800	15,381
Total Assets	$127,118	$133,088	$156,264

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$7,962	$8,409	$10,329
Trade accounts payable and other	8,106	10,501	19,134
Accrued expenses and other current liabilities	9,545	11,850	12,740
Total Current Liabilities	25,613	30,760	42,203

Long-term debt, net of current portion	22,164	25,667	27,920
Deferred tax liabilities	5,669	6,395	8,309
Other long-term liabilities	12,361	11,036	10,683
Total Liabilities	65,807	73,858	89,115

Equity attributable to the equity holders of the parent	57,515	55,198	63,067
Non–controlling interest	3,796	4,032	4,082
Total Equity	61,311	59,230	67,149
Total Liabilities and Shareholders’ Equity	$127,118	$133,088	$156,264

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 20 Amounts are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2008.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of US dollars, except shares, per share, employee, iron ore production and shipment data	Three Months Ended			Six Months Ended
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
STATEMENTS OF OPERATIONS DATA
Sales	$15,176	$15,122	$37,840	$30,298	$67,649
Depreciation	(1,228)	(1,118)	(1,317)	(2,346)	(2,446)
Impairment	-	-	(108)	-	(409)
Exceptional items[21]	(1,177)	(1,248)	-	(2,425)	-
Operating (loss) income	(1,184)	(1,483)	6,621	(2,667)	10,235
Operating margin %	(7.8)%	(9.8)%	17.5%	(8.8)%	15.1%
(Loss) income from equity method investments and other income	11	(153)	552	(142)	881
Net interest expense	(401)	(304)	(340)	(705)	(643)
Mark to market on convertible bonds	(357)	-	-	(357)	-
Foreign exchange and other net financing (losses) gains	(142)	(265)	(121)	(407)	(311)
Revaluation of derivative instruments	(20)	(16)	412	(36)	169
(Loss) income before taxes and non-controlling interest	(2,093)	(2,221)	7,124	(4,314)	10,331
Income tax benefit (expense)	1,239	1,088	(933)	2,327	(1,529)
(Loss) income including non-controlling interest	(854)	(1,133)	6,191	(1,987)	8,802
Non-controlling interest	62	70	(352)	132	(592)
Net (loss) income attributable to owners of the parent	$(792)	$(1,063)	$5,839	$(1,855)	$8,210
Basic (loss) earnings per common share	$(0.57)	$(0.78)	$4.20	$(1.34)	$5.87
Diluted (loss) earnings per common share	(0.57)	(0.78)	4.19	(1.34)	5.86
Weighted average common shares outstanding (in millions)	1,395*	1,366	1,390	1,381	1,398
Diluted weighted average common shares outstanding (in millions)	1,396*	1,367	1,394	1,381	1,402
EBITDA[22]	$1,221	$883	$8,046	2,104	$13,090
EBITDA Margin %	8.0%	5.8%	21.3%	6.9%	19.3%
OTHER INFORMATION
Total shipments of steel products[23] (million metric tonnes)	17.0	16.0	29.8	32.9	59.0
Total iron ore production[24] (million metric tonnes)	12.1	11.9	15.6	24.0	30.8
Employees (in thousands)	296	305	322	296	322

_________________________

 * Actual shares outstanding at June 30, 2009 are 1,508 million shares

21 During the second quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory ($0.9 billion) and provisions for workforce reduction ($0.3 billion). During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory.

 22 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

 23 Steel Solutions and Services shipments are eliminated in consolidation as they represent shipments originating from other ArcelorMittal operating subsidiaries.

 24 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).

ARCELORMITTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of US dollars	Three Months Ended			Six Months Ended
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Operating activities:

Net (loss) income

Adjustments to reconcile net (loss) income to net cash provided by operations:

Non-controlling interest

Depreciation and impairment

Exceptional items[25]

Deferred income tax

Change in operating working capital[26]

Other operating activities (net)

	$(792) (62) 1,228 1,177 (1,360) 2,364 (809)	$(1,063) (70) 1,118 1,248 (938) 1,500 (1,466)	$5,839 352 1,425 - (50) (3,471) 137	$(1,855) (132) 2,346 2,425 (2,298) 3,864 (2,275)	$8,210 592 2,855 - (62) (4,702) (679)
Net cash provided by operating activities	1,746	329	4,232	2,075	6,214
Investing activities:
Purchase of property, plant and equipment	(568)	(850)	(1,353)	(1,418)	(2,328)
Other investing activities (net)	86	57	(4,247)	143	(5,655)
Net cash used in investing activities	(482)	(793)	(5,600)	(1,275)	(7,983)
Financing activities:
Proceeds (payments) relating to payable to banks and long-term debt	(846)	(2,535)	3,122	(3,381)	5,434
Dividends paid	(352)	(345)	(629)	(697)	(1,290)
Share buy-back[27]	(234)	-	(541)	(234)	(2,648)
Offering of common shares	3,153	-	-	3,153	-
Other financing activities (net)	(11)	(7)	-	(18)	17
Net cash (used in) provided by financing activities	1,710	(2,887)	1,952	(1,177)	1,513
Net (decrease) increase in cash and cash equivalents	2,974	(3,351)	584	(377)	(256)
Effect of exchange rate changes on cash	309	(263)	(305)	46	(137)
Change in cash and cash equivalents	$3,283	$(3,614)	$279	$(331)	$(393)

_________________________

 25 During the second quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory ($0.9 billion) and provisions for workforce reduction ($0.3 billion). During the first quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion primarily related to write-downs of inventory.

 26 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.

 27 During the second quarter of 2009, the Company distributed $234 million to the non-controlling shareholders in its South Africa subsidiary by way of a share buy-back. This transaction did not change the Company’s percentage ownership of the subsidiary as it was a pro rata return of capital.

Appendix 1 – Second Quarter 2009

Key financial and operational information

In millions of US dollars, except crude steel production, steel shipment and average steel selling price data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Steel Solutions and Services
Financial Information

Sales	$2,766	$4,539	$4,045	$1,715	$974	$3,435

Depreciation and impairment	318	316	272	135	78	62
Exceptional items[28]	214	619	106	118	3	108

Operating (loss) income	(356)	(418)	(51)	20	(64)	(286)

Operating margin (as a percentage of sales)	(12.9)%	(9.2)%	(1.3)%	1.2%	(6.6)%	(8.3)%

EBITDA[1]	176	517	327	273	17	(116)

EBITDA margin (as a percentage of sales)	6.4%	11.4%	8.1%	15.9%	1.7%	(3.4)%

Capital expenditure[2]	100	193	99	75	30	31

Operational Information

Crude steel production (Thousand MT)	3,332	4,059	4,857	3,227	387	-

Steel shipments (Thousand MT)	3,481	4,974	5,261	2,897	363	4,546

Average steel selling price ($/MT)[3]	665	797	703	474	2,531	717

1.	EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
2.	Segmental capex includes the acquisition of intangible assets.
3.	Average steel selling prices are calculated as steel sales divided by steel shipments.

_________________________

 28 During the second quarter of 2009, the Company recorded exceptional charges amounting to $1.2 billion pre-tax related primarily to write-downs of inventory ($0.9 billion) and provisions for workforce reduction ($0.3 billion).

 Appendix 2 - Quarter 2 2009

 Shipments by Geographical location

Amounts in thousands of tonnes	Q109	Q209	H109
Flat Carbon America:	3,644	3,481	7,125
North America[1]	2,557	2,247	4,804
South America	1,087	1,234	2,321
Flat Carbon Europe:	4,814	4,974	9,788
Europe	4,814	4,974	9,788
Long Carbon:	4,423	5,261	9,684
North America[2]	946	1,067	2,013
South America	994	1,072	2,066
Europe	2,225	2,907	5,132
Other[3]	258	215	473
AACIS:	2,754	2,897	5,651
Africa	1,010	1,035	2,045
Asia, CIS & Other	1,744	1,862	3,606
Stainless Steel:	315	363	678

1.	Includes shipments from Lazaro Cardenas (Mexico) and Dofasco (Canada).
2.	Includes shipments from Sicartsa (Mexico).
3.	Includes tubular business.

Appendix 2a – Quarter 2 2009

Ebitda1 by geographical location

Amounts in millions of US dollars	Q109	Q209	H109
Flat Carbon America:	87	176	263
North America[2]	13	112	125
South America	74	64	138
Flat Carbon Europe:	462	517	979
Europe	462	517	979
Long Carbon:	268	327	595
North America[3]	(78)	(38)	(116)
South America	287	305	592
Europe	29	42	71
Others[4]	30	18	48

AACIS:	184	273	457
Africa	8	14	22
Asia, CIS & Other	176	259	435
Stainless Steel:	(5)	17	12

1.	EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
2.	Includes EBITDA from Lazaro Cardenas (Mexico) and Dofasco (Canada).
3.	Includes EBITDA from Sicartsa (Mexico).
4.	Includes tubular business.

Appendix 3

Debt repayment schedule as of June 30, 2009 (in billions $)

	Q309	Q409	2010	2011	2012	2013	2014	>2014	Total
Term loan repayments
- Under €12bn syndicated credit facility	-	1.6*	3.4*	3.4	-	-	-	-	8.4
- Convertible Bonds **	-	-	-	-	-	-	1.9	-	1.9
- Bonds	-	0.1	0.8	-	-	3.6	1.8	5.2	11.5
Subtotal	-	1.7	4.2	3.4	-	3.6	3.7	5.2	21.8
LT revolving credit lines
- €5bn syndicated credit facility	-	-	-	-	-	-	-	-	-
- $3.2bn syndicated credit facility	-	-	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-	-	-
- €0.8bn bilateral facilities	-	-	-	-	-	-	-	-	-
Commercial paper ***	2.0	0.1	-	-	-	-	-	-	2.1
Other loans	0.8	0.6	1.4	0.8	1.3	0.4	0.2	0.7	6.2
Total Gross Debt	2.8	2.4	5.6	4.2	1.3	4.0	3.9	5.9	30.1

*	A total of $3.4 billion will be prepaid in the third quarter 2009, in respect of debt due in the fourth quarter of 2009 and in 2010
**	On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of convertible bonds which are convertible into shares at the option of the bondholders. As defined by IFRS, convertible bonds are hybrid instruments and the Company is required to separate the embedded derivatives and record them at their fair value at inception ($597 million) as liabilities (reduction of net financial debt). At each reporting period, changes in the fair value of the embedded derivatives are recorded to the statement of operations.
***	Commercial paper is expected to continue to be rolled over in the normal course of business

Credit lines available as of June 30, 2009

Credit lines available	Equiv. $	Drawn	Available
€5bn syndicated credit facility*	$7.1	$0.0	$7.1
$3.2bn syndicated credit facility**	$3.2	$0.0	$3.2
$4bn syndicated credit facility ***	$4.0	$0.0	$4.0
€0.8bn bilateral facilities *	$1.1	$0.0	$1.1
Total committed lines****	$15.4	$0.0	$15.4

*	Euro denominated loans converted at the Euro: $ exchange rate of 1.4134 as of June 30, 2009
**	This facility will be cancelled in connection with the covenant amendment subsequent to June 30, 2009
***	Forward Start commitments of $3.2 billion will be reinstated in connection with this facility, subject to final documentation
****	Subject to above, and excluding the to-be-cancelled $3.2 billion facility less than 15% of credit facilities mature before 2012

Other highlights as of June 30, 2009

1.	Gearing[29] at June 30, 2009 was 37% as compared to 48% at March 31, 2009
2.	Net debt to EBITDA ratio (based on last twelve months EBITDA) was 1.7 X at June 30, 2009 as compared to 1.3 X at March 31, 2009

_________________________

 29 Gearing is defined as (A) long-term debt, net of current portion, plus payable to banks and current portion of long-term debt, less cash and cash equivalents and restricted cash, divided by (B) total equity.